Exhibit 99.1

NXT Energy Solutions announces filing of 2013 year-end results and appointment of Mr. Thomas Valentine as Corporate Secretary

CALGARY, ALBERTA, April 29, 2014 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; OTC:NSFDF) advises that its financial and operating results for the fiscal year ended December 31, 2013 have been filed in Canada on SEDAR at www.sedar.com, at will be available in the USA on EDGAR at www.sec.gov/edgar, and on NXT’s website at www.nxtenergy.com.  All selected and referenced financial information noted below should be read in conjunction with the Company’s 2013 audited consolidated financial statements and related management’s discussion and analysis (“MD&A”).

NXT Energy also advises that Mr. Thomas E. Valentine been appointed as NXT’s Corporate Secretary, succeeding Mr. Glen Nazaruk in this role.  Mr. Valentine is a senior partner in the Calgary office of Norton Rose Fulbright LLP, and is a member of that firms’ Global Resources Practice Group.  He has served on NXT Energy’s Board of Directors since November 2007, and is currently a Board member with two other Canadian public companies.

George Liszicasz, President and CEO of NXT, noted “we are pleased to have Tom Valentine assume this additional role on our Board, and wish to thank Glen Nazaruk for his past service to NXT”.  Liszicasz also added, “The Company is in a strong financial position, with over $8 million in cash and short-term investments, and no debt.  The 2013 results noted below do not reflect the US$ 3.68 million of SFD® survey projects which we commenced in Florida and Texas in December 2013.  These two projects were completed in February, and our Q1-14 results will include this revenue total.  We also are pleased to note that we continue to advance several significant survey project opportunities in the USA, Mexico, South Asia, and South America with existing and new clients.”

Highlights of Financial Results

Highlights of NXT’s 2013 year-end financial statements (with comparative figures for the year ended December 31, 2012) are as follows:

(all in Canadian $)	2013	2014

Survey revenues	$2,684,095	$10,937,575
Survey expenses	1,632,159	3,633,645
General & administrative expenses	4,112,787	4,508,506
Amortization and other expenses, net	509,664	474,418
Increase (decrease) in fair value of US$ Warrants	1,371,500	(168,143)
	7,626,110	8,448,426
Income (loss) before income taxes	(4,942,015)	2,489,149
Income tax expense	399,546	426,421
Income (loss) for the year	(5,341,561)	2,062,728
Income (loss) per common share - basic	(0.13)	0.05
Income (loss) per common share - diluted	(0.13)	0.04

# of common shares outstanding as at end of the year	42,418,326	39,554,959
Weighted average # of common shares outstanding for the year	41,660,190	40,453,392

Cash provided by (used in):
Operating activities:
Net income (loss) for the year	(5,341,561)	2,062,728
Add back non-cash items, net	1,951,731	225,732
	(3,389,830)	2,288,460
Net change in non-cash working capital balances	2,614,872	(1,495,468)
Net cash generated by (used in) operating activities	(774,958)	792,992
Financing activities	1,077,456	3,203,443
Investing activities	(2,035,465)	(452,787)
Net cash inflow (outflow)	(1,732,967)	3,543,648
Cash and cash equivalents, beginning of year	5,052,594	1,508,946
Cash and cash equivalents, end of year	3,319,627	5,052,594

Cash and cash equivalents	3,319,627	5,052,594
Short-term investments	2,449,450	55,000
Total cash and short-term investments	5,769,077	5,107,594

NXT is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2013 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:

Greg Leavens V-P Finance & CFO NXT Energy Solutions Inc. (403) 206-0805 www.nxtenergy.com	George Liszicasz President & CEO NXT Energy Solutions Inc. (403) 206-0800

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

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